www.tournigan.com

TOURNIGAN GOLD CORPORATION
12th Floor – 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD
Friday, March 14, 2008
Containing information as at February 4, 2008

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Tournigan Gold Corporation (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the Corporation’s shareholders (the "Shareholders") to be held on Friday, March 14, 2008 at the hour of 10:00 a.m., at the Arran Conference Room, Best Western Abercorn Inn, 9260 Bridgeport Road, Richmond, British Columbia.

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Corporation. A SHAREHOLDER OF THE CORPORATION WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the Shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the meeting at any time before the vote is cast.

REVOCATION OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to Suite 1700 - 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8 (facsimile: 604-681-1825) at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A Proxy may also be revoked in any other manner permitted by law. Only registered Shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VALIDITY OF PROXY

A proxy will not be valid unless it is signed by the Shareholder or intermediary or by the Shareholder’s or intermediary's agent duly authorized in writing or, if the Shareholder or intermediary is a corporation, under its corporate seal and signed by an officer or Shareholder’s or intermediary. The instrument empowering the agent, or a notarial copy thereof, should accompany the Proxy. The Proxy, if not dated, is deemed to be dated on the date mailed by the person making the solicitation.

JOINT HOLDERS

A Proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them. If more than one of several joint holders is present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, they will for the purpose of voting, be deemed not to be present.

DEPOSIT OF PROXY

A Proxy will not be valid unless it is completed, dated and signed and delivered by hand or mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, or by fax to: (within North America) 1-866-249-7775 (outside North America) 416-2639524, not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS OF SHARES

Only registered Shareholders of record as of the Meeting Record Date (as hereinafter defined) or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of such person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and Directors or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 ("NI 54-101") of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a NonRegistered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a)     be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the NonRegistered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)    more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, this procedure permits Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING OF SHARES REPRESENTED BY PROXY AND EXERCISE OF DISCRETION

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a ballot or poll is requested or required in accordance with the Corporation’s By-Laws or the Business Corporations Act (Yukon), in which case each Shareholder is entitled to one vote for each share held. The Shares represented by a Proxy will be voted on any ballot or poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a ballot or poll, be voted or withheld from voting in accordance with the specifications so made. Where no choice has been specified by the Shareholder, such shares will be voted in favour of the motions proposed to be made at the Meeting as described in this Information Circular.

A proxy in the enclosed form, when properly completed and delivered and not revoked, confers discretionary authority on the persons named proxyholders therein to vote on any amendments or variations of matters identified in the Notice of Meeting and on any other matters which may properly come before the Meeting. As of the date of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast by shareholders who voted on the resolution will be required.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Issued and outstanding:	122,257,859 common shares without par value
Authorized capital:	Unlimited common shares without par value

As at the date hereof, the Corporation has issued and outstanding 122,257,859 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Corporation has no other classes of voting securities.

Any Shareholder of record at the close of business on February 4, 2008 (the "Meeting Record Date") who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation are:

	Number of Shares	Percentage of Issued and
Beneficial Shareholder	Owned	Outstanding
CDS & Co.	112,863,595	92.3%

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors. It is proposed that the number of directors of the Corporation be fixed at seven for the ensuing year.

The term of office of each of the Corporation’s present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation, until his or her successor is elected or appointed or until he or she resigns.

At the meeting, the Shareholders will be asked to vote on a resolution fixing the number of directors at seven and to elect as directors the nominees set out in the table below. In absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Shares represented thereby to fix the number of directors at seven and in favour of election to the Board of the nominees set out in the table below.

The following table sets out the names of the nominees for election as directors, the province or state, and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation, and the number of common shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular.

			Ownership or
Name, Present Position(s)		Date(s) Served as a	Control Over
with the Corporation and	Principal Occupation (1) (2)	Director Since	Voting Shares
Place of Residence (2)			Held (2)

James Walchuck President &	President since May 2005, and CEO of the	September 21, 2005	64,500
CEO Director British	Corporation since September 2005; VP, Mining
Columbia, Canada	of the Corporation from March 2004 until May
	2005; Manager Mining for Barrick Gold
	Corporation at its Bulyanhulu Gold Mine in
	Tanzania from July 1999 to Aug 2002.

Hein Poulus, Q.C. (4) Director	Partner, Stikeman Elliott, LLP, Barristers &	September 10, 1999	104,832
British Columbia, Canada	Solicitors.

Peter Bojtos (3)(5) Director	Professional Engineer and a director of several	August 14, 2002	337,500
Colorado, U.S.A.	resource companies, including: Kalimantan
	Gold Corp., Queenstake Resources Ltd., U.S.
	Gold Corp. and Vaaldiam Resources Ltd.

Michael Hopley (5) Director	President & CEO, Sunridge Gold Corp., 2003	April 30, 2002	0
Washington, U.S.A.	to present; President of Crescent Resources
	Corp.; President Epic Oil & Gas Inc., 1996 to
	2001; President Fremont Gold Corp., 1990
	to1996; Vice President Exploration, Bema Gold
	Corp. & Arizona Star Corp. 1990 to 1996.

Rex McLennan(3) Director	Chief Financial Officer of Saskatchewan Wheat	March 27, 2007	25,000
British Columbia, Canada	Pool Inc. (trading as Viterra) (6); Vice President
	& Treasurer and Executive Vice President and
	Chief Financial Officer of Placer Dome Inc.
	until August 2005; corporate director

David Montgomery (4)	Chairman of Mecom UK Management,	September 24, 2003	0
Director London, U.K.	(European media investment corporation);
	former CEO of the Mirror Group, plc; former
	non-executive director for Donahue Inc.,
	Scottish Media Group, the Press Association
	and a former Managing Director of News UK.

Ronald Shorr (3) (4) (5) Director	President Maudore Minerals Inc.; Mining	June 6, 2002	155,000
New York, U.S.A.	Consultant from 1990 to present; Managing
	Director of the FinCap Group NY, from 2000
	to 2002.

(1)     Unless otherwise stated above, any nominees named above have held the principal occupation or employment indicated for at least five years.

(2)     The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(3)     Members of the Corporation's Audit Committee.

(4)     Member of the Corporation’s Compensation Committee.

(5)     Member of the Corporation’s Governance and Nominating Committee.

(6)     Mr. McLennan was appointed Chief Financial Officer of Saskatchewan Wheat Pool Inc. (trading as Viterra) effective February 4, 2008.

James Walchuck: Mr. Walchuck (BSc., PEng) has over 25 years of experience in the mining industry. Mr. Walchuck was the Manager Mining for Barrick Gold Corporation at the Bulyanhulu Gold Mine in Tanzania from July 1999 to August 2002. Prior to that, Mr. Walchuck was Manager of Mining and then Manager - Corporate Operations for Royal Oak Mines. This was preceded by a five year term as Chief Mining Engineer for Tarkwa Goldfields in Ghana. A member of the Professional Engineers of Ontario for 24 years, Mr. Walchuck holds Bachelor Degrees in both Science and Engineering.

Hein Poulus: Mr. Poulus is a partner with Stikeman Elliott LLP, a Canadian law firm. Mr. Poulus holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.

Peter Bojtos: Mr. Bojtos is a professional engineer with over 30 years of experience in the mining industry. Since 2006 Mr. Bojtos has been Chairman, President and Chief Executive Officer of Apolo Gold and Energy Inc. of Vancouver. In addition, since 2005 Mr. Bojtos has been Chairman, President and Chief Executive Officer and Acting Chief Financial Officer of Fischer-Watt Gold Co., Lakewood, Colorado. Mr. Bojtos graduated from University of Leicester, England (1972). He is currently an independent director and audit committee member of seven companies other than Tournigan. Mr. Bojtos is also an independent member of the board of Yukon-Nevada Gold Corp. of Vancouver.

Michael J. Hopley: Mr. Hopley is an exploration geologist with over 30 years of experience and has held a number of senior level management positions with companies such as Consolidated Gold Fields Ltd., Gold Fields Mining Corporation, Bema Gold Corporation and Arizona Star Resources Corp. He holds a Bachelor's degree in Geology from London University, England

Rex McLennan: Mr. McLennan is currently the Chief Financial Officer of Saskatchewan Wheat Pool Inc. (trading as Viterra) effective February 4, 2008. Previously, from 2005 to 2007, Mr. McLennan was the Executive Vice-President and CFO of the Vancouver 2010 Olympic Organizing Committee, and prior to that he was Executive Vice-President and CFO of Placer Dome Inc. from 1997 to 2005, and Vice-President & Treasurer from 1994 to 2006. Mr. McLennan holds a B.Sc. (Mathematics & Economics) from the University of British Columbia, and an MBA (Finance & Accounting) from McGill University.

David Montgomery: Mr. Montgomery is the former Chief Executive of the Mirror Group, plc. formerly served as a non-executive director for Donahue Inc., Scottish Media Group, the Press Association and is a former Managing Director of News UK. Currently, Mr. Montgomery's principal role is Chairman of Mecom UK Management, a European media investment company. He is also chairman of The African Lakes Corporation plc, Integrated Education Fund Development Board (NI), Espresso Broadband Ltd and West 175 Media Group plc. Mr. Montgomery is a graduate from Queens University, Belfast, with a degree in History and Politics.

Ronald Shorr: Mr. Shorr is a Chartered Financial Analyst who has been involved with research, development, restructuring, and financing corporations for over 30 years, including operations, acquisitions and fund raising. He has been President, Chief Executive Officer and a Director of Maudore Minerals Ltd. of Montreal since 2004. He graduated from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), subsequently attending graduate school at the Krumb School of Mines at Columbia University.

Other than as follows, to the best of management’s knowledge and belief, no proposed director (or any personal holding company of such director):

(a)     is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i)     was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption order under securities legislation, for a period of more than 30 consecutive days;

(ii)    was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trader or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)   within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)    has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)    has been subject to:

(i)     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director;

(ii)     any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

(d)    is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Corporation acting solely in such capacity.

Mr. Poulus was a director of Tournigan Ventures Corporation ("TVC") when it was the subject of a cease trade order issued by the British Columbia Securities Commission ("BCSC") dated January 25, 2002 for failure to file financial statements. The financial statements were filed and the order was revoked on April 22, 2002.

Mr. Bojtos was a director of Sahelian Goldfields Inc. ("Sahelian") when it was the subject of a cease order issued by the BCSC due to its failure to file annual financial statements for its 1998 fiscal year as well as not filing first quarter interim financial statements. The Ontario Securities Commission ("the OSC") also issued a cease trade order against Sahelian on June 1, 2000. In 2001, Sahelian made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) which was accepted by its creditors and successfully completed, following which the cease trade orders were lifted.

Mr. Bojtos was also a director of Link Mineral Ventures Ltd. ("Link Minerals") when it was the subject of a cease order issued by the OSC dated July 21, 2000, as extended by an order dated August 2, 2000, for being in default of certain filing obligations. The default was remedied and the order was revoked September 27, 2000. Mr. Bojtos was the subject of an order issued June 16, 2000 against him and other members of management and insiders of Link Minerals by the OSC prohibiting them from trading in securities of Link Minerals due to the failure to file financial statements for the year ended December 31, 1999. Mr. Bojtos was a director of Link Minerals when it was the subject of a further cease order issued by the BCSC dated August 23, 2001 for failure to file financial statements, which order was revoked on September 15, 2003.

APPOINTMENT AND REMUNERATION OF AUDITOR

Effective May 8, 2007 Manning Elliott LLP resigned as the auditors of the Corporation. The Audit Committee and the Board of Directors approved the appointment of KPMG LLP as the successor auditors of the Corporation and a reporting package consisting of the letter from the Corporation to Manning Elliott LLP and KPMG LLP, the response letters of the auditors and the notice of the Corporation with respect to the change of auditors (the "Reporting Package") was filed with the appropriate securities commissions in Canada and sent to KPMG LLP and Manning Elliott LLP. Pursuant to the requirements of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators, attached to this Information Circular as Schedule "A" is the Reporting Package.

Shareholders will be asked to approve management’s proposal to re-appoint KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Corporation or until a successor is appointed and to authorize the Directors to determine the auditors' remuneration. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP as auditors of the Corporation.

APPROVAL OF STOCK OPTION PLAN

The directors of the Corporation wish to have shareholders approve the renewal of a stock option plan (the "Option Plan"), as previously approved by shareholders, to govern the future grant from time to time, of options to purchase common shares in the capital of the Corporation to eligible recipients. The directors are of the view that it is in the best interests of the Corporation to renew the Option Plan, which will enable the directors to grant options to directors, officers, employees and consultants ("Eligible Persons") as a means of rewarding positive performance and providing incentive to attract and retain personnel to effectively manage the affairs of the Corporation.

The Option Plan permits the granting of options of up to 10% of the shares of the Corporation issued and outstanding at the date of grant. In accordance with the rules and policies of the TSX Venture Exchange (the "TSX-V"), shareholders must each year approve the Option Plan pursuant to which the Corporation may grant incentive stock options to directors, officers, employees, and consultants of the Corporation or any of its affiliates. The policies require that a stock option plan must specify a maximum number of shares issuable under it, which number can later be increased to a higher specified number only if authorized by the shareholders and accepted by the TSX-V.

The Option Plan has been amended as follows:

a.      The Option Plan provides that the options of a deceased option holder expire on the earlier of (a) a period equal to the period the deceased option holder served the Corporation and (b) 365 days following death. Previously, options expired 365 days after the death of an option holder.

b.      The Option Plan now treats options held by employees who are no longer able to serve the Corporation due to disability the same way as options held by deceased option holders.

c.      The Option Plan provides that if a consultant holding options becomes another kind of Eligible Person at the termination of a consulting contract - (e.g. if a consultant is hired as an employee), he or she will continue to hold the options granted when a consultant. Similarly, if an Eligible Person who is not a consultant becomes a consultant, he or she will continue to hold the options granted to him or her prior to becoming a consultant.

d.      The Board of Directors has the discretion (subject to applicable stock exchange rules) to extend the expiry dates of options granted to consultants following the termination of a consulting agreement in the same way it can extend the expiry dates of options granted to other option holders following termination of service to the Corporation.

e.      The Option Plan provides that options are exercisable for ten years unless the Board of Directors provides for another exercise period when the options are granted in compliance with applicable stock exchange policies.

f.      The Option Plan provides for vesting over 18 months unless the Board of Directors determines otherwise, with zero options vesting on the grant date, the first 1/3 of the options vesting after 6 months, a further 1/3 vesting after 12 months, and the final 1/3 vesting 18 months after the grant date. Previously, the vesting schedule was 1/3 on the grant date, 1/3 after 12 months, and the final 1/3 after 24 months.

To summarize, the Option Plan authorizes the Board of Directors to grant stock options to the Eligible Persons on the following terms:

1.      The number of shares subject to each option is determined by the Board of Directors provided that the Option Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

(a)     the issuance of stock options to any one person, within that period, of a number of shares exceeding 5% of the issued shares of the Corporation;

(b)     the issuance, within a one year period, to insiders of the Corporation of a number of shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee who provides investor relations services of a number exceeding an aggregate of 2% of the issued shares of the Corporation.

2.      The aggregate number of shares which may be issued pursuant to options granted under the Option Plan, inclusive of options granted and outstanding under the previous stock option plan, may not exceed 10% of the issued and outstanding shares of the Corporation as at the date of the grant.

3.      The exercise price of options must be determined in compliance with applicable stock exchange policies.

4.      The Option Plan provides that options are exercisable for ten years unless the Board of Directors provides for another exercise period when the options are granted in compliance with applicable stock exchange policies.

5.      Options granted under the Option Plan are non-assignable and non-transferable. The options can only be exercised by the option holder as long as the option holder remains an Eligible Person pursuant to the Option Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an Eligible Person or, if the option holder dies or can no longer serve the Corporation due to disability, within the earlier of (a) a period following such death or disability equal to the period of such option holder’s service to the Corporation, and (b) 365 days from the date of the optionee's death or disability.

6.      On the occurrence of certain "substitution events" (including certain reorganizations, amalgamations, mergers or business combinations and takeover bids), all outstanding options will vest.

Copies of the Option Plan will be available at the Meeting for review by the Shareholders. In addition, the Option Plan is available for review by any Shareholder up until the day preceding the Meeting, at the Corporation’s head office at Suite 1200, 570 Granville Street, Vancouver, British Columbia.

Shareholder Approval

For the purposes of this Information Circular, the term "insider" has the meaning given to that term in the Securities Act (British Columbia). Shareholder approval of the Option Plan requires a simple majority of the votes cast by the Shareholders who are not insiders of the Corporation, or associates of such insiders.

The Corporation is asking both its Shareholders as a whole, and disinterested shareholders, to vote affirmatively on the following resolution to adopt and approve the Option Plan (the "Option Plan Resolution"):

"RESOLVED THAT, subject to regulatory approval, the Option Plan authorizing the directors to grant options on shares totalling up to a maximum of 10% of the Corporation’s common shares issued and outstanding from time to time, as at the date of the relevant grant, be and it is hereby approved, together with all options granted thereunder as at the date hereof, and that the board of directors be and they are hereby authorized, without further shareholder approval, to carry out the intent of this resolution."

If this resolution is approved by Shareholders it is expected that the Board of Directors will in due course grant further options under the Option Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Plan.

The Board of Directors recommend that Shareholders vote FOR the Option Plan Resolution. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the Option Plan Resolution. The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

CHANGE OF NAME

The Shareholders will be asked to approve the following resolution (the "Name Change Resolution") to change the Corporation’s name from "Tournigan Gold Corporation" to "Tournigan Energy Ltd." or such other name as the directors of the Corporation may in their sole discretion approve:

"RESOLVED AS A SPECIAL RESOLUTION THAT the name of the Corporation be changed to Tournigan Energy Ltd., or such other name as the directors of the Corporation may in their sole discretion approve, pursuant to the requirements and subject to the approval of the TSX Venture Exchange and any other regulatory authority having jurisdiction over the Corporation, and that the Corporation’s constating documents be altered accordingly."

A special resolution requires approval by not less than two-thirds of the votes cast in respect of the special resolution. The Board of Directors recommend that Shareholders vote FOR the Name Change Resolution. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the Name Change Resolution. The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

CONTINUATION OF THE CORPORATION FROM THE YUKON TO THE PROVINCE OF BRITISH COLUMBIA

Since the Corporation’s head office and management are located in Vancouver, British Columbia, the Board of Directors has determined that it would be more expedient and cost effective to have the Corporation continue into the Province of British Columbia (the "Continuance") pursuant to the Business Corporations Act (British Columbia), as amended (the "BCBCA"). Upon completion of the Continuance, the BCBCA will apply to the continued company to the same extent as if the Corporation had been incorporated under the BCBCA. Therefore, pursuant to the Business Corporations Act (Yukon) (the "YBCA"), Shareholders of the Corporation will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the Board of Directors, in its sole discretion, to continue the Corporation out of the Yukon and into the jurisdiction of British Columbia under the BCBCA and to adopt new articles necessary to comply with and conform to the requirements of the BCBCA.

Notwithstanding the receipt of shareholder approval, the implementation of the continuance will be subject to approval of the Registrar of Companies of British Columbia and the Registrar of Corporations of the Yukon and such other regulatory authorities having jurisdiction over the affairs of the Corporation.

In addition, the Corporation may not wish to proceed with the continuance under the provisions of the BCBCA if a number of shareholders dissent, as provided below, and require the Corporation to purchase their shares. The Board of Directors may, in its sole discretion, decide not to act on this resolution without further approval from the Shareholders of the Corporation.

In the event that the Registrar of Companies of British Columbia does not allow the Corporation to continue under the name Tournigan Energy Ltd., the Corporation may be required to change its name upon continuance. If necessary, the Board of Directors will select an appropriate alternate name which is acceptable to the Registrar and such name change will be effective upon continuance.

The text of the special resolution in respect of the approval of the continuance out of the Yukon and into the Province of British Columbia (the "Continuance Resolution") that management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1.      The Corporation is authorized to continue under the Business Corporations Act (British Columbia).

2.      The Corporation is authorized to make application to the Yukon Registrar of Corporations for approval to file Articles of Continuance with the British Columbia Registrar of Companies continuing the Corporation as if it had been incorporated under the laws of the Province of British Columbia and make application to the Yukon Registrar of Corporations for a Certificate of Discontinuance.

3.      The Corporation is authorized to make a continuance application to the Registrar of Companies for the Province of British Columbia pursuant to the Business Corporations Act (British Columbia) for continuation into British Columbia and to request the Registrar to issue a certificate of continuance.

4.      Subject to the issuance of a certificate of continuance and without affecting the validity of the Corporation and the existence of the Corporation by or under its constating documents and any act done thereunder, effective upon issuance of the certificate of continuance, the Corporation adopt the continuation application, Notice of Articles and new Articles prepared in accordance with the requirements of the Business Corporations Act (British Columbia) in substitution for the existing articles of the Corporation and any and all amendments to the Articles of the Corporation as determined by counsel to the Corporation to be reasonably necessary, are approved including, if required by the Registrar of Companies for the Province of British Columbia, a change of name of the Corporation to a name selected by the Board of Directors of the Corporation and approved by the Registrar of Companies for the Province of British Columbia and the TSX Venture Exchange.

5.      Stikeman Elliott LLP be appointed as the Corporation’s agent to electronically file the continuance application with the Registrar of Companies (British Columbia).

6.      The directors of the Corporation are authorized, in their discretion, by resolution to abandon the application for continuance of the Corporation under the Business Corporations Act (British Columbia) without further approval, ratification or confirmation by the shareholders.

7.      Any one officer or director of the Corporation is authorized and directed to do, sign and execute all such things, deeds and documents necessary or desirable to carry out the foregoing including, without limitation, signing the Articles, the Notice of Articles and the continuance application."

A special resolution requires approval by not less than two-thirds of the votes cast in respect of the special resolution. The Board of Directors recommend that Shareholders vote FOR the Continuance Resolution. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the Continuance Resolution. The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

A copy of the proposed new Articles are available for viewing up to the date of the Meeting at the Corporation’s head office at Suite 1200, 570 Granville Street, Vancouver, British Columbia.

Summary of Certain Key Differences between the YBCA and the BCBCA

Management of the Corporation is of the view that the BCBCA will provide to the Shareholders substantively the same rights as are available to the Shareholders under the YBCA, including the rights of dissent and appraisal and rights to bring derivative and oppression actions. The following is a summary of certain key differences between the YBCA and the BCBCA. This summary is not intended to be exhaustive and the Shareholders should consult their legal advisors regarding all of the implications of the continuance.

Special Resolutions

Under the YBCA, the majority of votes required to pass a special resolution at a meeting of shareholders is 2/3 of the votes cast by shareholders who voted on the resolution.

Under the BCBCA, a company may specify in its Articles the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast. The draft Articles proposed for adoption by the Corporation provides that the majority of votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Amendments to the Charter Documents of the Corporation

Substantive changes to the corporate charter of a company under the YBCA, such as a change in the name of a company, an alteration of the restrictions, if any, on the business of the company, or changes to the authorized capital structure of the company, generally require approval by a special resolution passed by not less than 2/3 of the votes cast by the shareholders voting on the resolution. Where the rights of the holders of a class or series of shares would be affected differently by the alteration than those of the holders of other classes or series of shares, the alteration must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Generally, any alteration to the notice of articles (including an alteration to effect a change in the company’s name) or the articles of a company under the BCBCA must be authorized by: (i) the type of resolution specified by the BCBCA; (ii) if the BCBCA does not specify the type of resolution, by the type of resolution specified by the articles; or (iii) if neither the BCBCA nor the articles specify the type of resolution, by a special resolution.

The draft Articles proposed for adoption by the Corporation specify that a directors’ resolution will be required to authorize a change to the name of the Corporation and related changes to the Notice of Articles and Articles. Otherwise the draft Articles specify that an ordinary resolution will be required to authorize alterations to the Corporation’s Notice of Articles or the Articles, unless the BCBCA requires some other resolution to effect alterations to the Corporation’s Notice of Articles or its Articles.

Sale, Lease or Exchange of All or Substantially All of the Corporation’s Property

The YBCA requires that a sale, lease or exchange of all or substantially all of the property of a company, other than in the ordinary course of business, be approved at a shareholders’ meeting by special resolution. Each share of a company carries the right to vote in respect of an extraordinary sale, lease or exchange of all or substantially all of a company’s property, whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be affected differently than those of the holders of other classes or series of shares, the sale, lease or exchange of property must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Similarly, under the BCBCA, a company must not sell, lease or otherwise dispose of all or substantially all of its undertaking unless: (i) it does so in the ordinary course of business; or (ii) it has been authorized to do so by a special resolution.

Amalgamation

An amalgamation involving a YBCA company (except by way of a "short-form" amalgamation between a holding company and one or more of its wholly-owned subsidiaries, or between two or more wholly-owned subsidiaries of the same holding company) must be authorized by a special resolution adopting the amalgamation agreement. Each share of an amalgamating YBCA company carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be affected differently by the amalgamation agreement than those of the holders of other classes or series of shares, the amalgamation agreement must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Generally, under the BCBCA, an amalgamation (except by way of a short form amalgamation) must be approved by a special resolution of the shareholders adopting the amalgamation agreement. Each share of an amalgamating BCBCA company carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be prejudiced or interfered with by the adoption of the amalgamation agreement, the amalgamation agreement must be approved by a special resolution passed by the holders of the shares of such class or series. The BCBCA contemplates amalgamations that are subject to court approval and, where the management of each amalgamating company has taken certain steps to establish a reasonable belief that no creditor will be materially prejudiced by the amalgamation, are not subject to court approval.

Continuance

A YBCA company may be continued under the laws of another jurisdiction, provided that it has been authorized to do so by a special resolution. Each share of a YBCA company carries the right to vote in respect of a continuance whether or not it otherwise carries the right to vote.

Similarly, a BCBCA company may be continued under the laws of another jurisdiction, provided that it has been authorized to do so by a special resolution.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of, among other thing:

(i) a resolution to alter any restrictions contained in the company’s articles on the powers of the company or on the business that it is permitted to carry on;

(ii) a resolution to adopt an amalgamation agreement;

(iii)a resolution to amalgamate with a foreign corporation to form a foreign amalgamated corporation;

(iv)a resolution to approve an arrangement, where the terms of the arrangement permit dissent;

(v) a resolution to ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and

(vi)a resolution to authorize the continuation of a company outside of British Columbia.

The YBCA contains similar dissent rights, although the procedure for exercising this remedy is different than that contained in the BCBCA.

Oppression Remedies

Under the BCBCA, a shareholder of a company (including a beneficial owner of shares), and any other person who in the discretion of the British Columbia Supreme Court is an appropriate person, has the right to apply to the British Columbia Supreme Court for an order on the grounds that: (i) the affairs of a company are being or have been conducted, or that the powers of the directors have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (ii) some act of the company has been done or is threatened, or that some resolution of the shareholders has been passed or is proposed, that is unfairly prejudicial to one or more shareholders, including the applicant. On such an application the British Columbia Supreme Court may make such order as it sees fit, including an order to prohibit any act.

The YBCA contains similar rights. Under the YBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to , or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholders Derivative Actions

Under the BCBCA, a shareholder (including a beneficial owner of shares and any other person who in the discretion of the British Columbia Supreme Court is an appropriate person) or a director of a company, may with leave of the British Columbia Supreme Court, prosecute a legal proceeding in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such obligation.

The YBCA provides for a similar right to bring a derivative action that extends to a shareholder, former shareholder, director, former director, officer or former officer of a corporation or its affiliates, and any person who, in the discretion of the court is a proper person to make an application to bring a derivative action.

Requisition of Meetings

The BCBCA provides that shareholders of a company holding in the aggregate not less than 1/20 of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting of shareholders within four months.

The YBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a general meeting of a corporation.

Place of Shareholder Meetings

Under the BCBCA, a general meeting of the shareholders of a company must be held in British Columbia unless: (i) the location outside British Columbia is provided for in the articles; (ii) the articles do not restrict the company from approving a location outside British Columbia for the holding of the general meeting and the location for the meeting is (A) approved by the resolution required by the articles for that purpose, or (B) if no resolution is required for that purpose by the articles, approved by ordinary resolution of the shareholders; or (iii) the location for the meeting is approved in writing by the British Columbia Registrar of Companies before the meeting is held.

The draft Articles proposed for adoption by the Corporation provide that general meetings of the shareholders will be held at a place determined by the directors.

The YBCA provides that meetings of shareholders may be held outside the Yukon where the articles so provide.

Right of Dissent with Respect to Continuance

Shareholders are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their common shares if such Shareholder dissents to the Continuance and the Continuance becomes effective. Neither a vote against the Continuance Resolution, nor an abstention or the execution or exercise of a proxy vote against the Continuance Resolution will constitute notice of dissent, but a Shareholder need not vote against the Continuance Resolution in order to object. A Shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the YBCA is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A Shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a Shareholder must send to the Corporation in the manner set forth below, a written notice of objection (an "Objection Notice") to the Continuance Resolution. On the action approved by the Continuance Resolution becoming effective, the making of an agreement between the Corporation and the dissenting Shareholder as to the payment to be made for the dissenting Shareholder’s shares or the pronouncement of an order by the Court, whichever first occurs, the Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Corporation and the Shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the Continuance Resolution was adopted. Until any one of such events occurs, the Shareholder may withdraw his dissent or the Corporation may rescind the Continuance Resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, a dissenting Shareholder who sent an Objection Notice, or the Corporation, may apply to the Court to fix the fair value of the common shares held by the dissenting Shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Corporation in favour of the dissenting Shareholders and fixing the time by which the Company must pay that amount to the dissenting shareholder. If such an application is made by a dissenting Shareholder, the Corporation shall, unless the Court otherwise orders, send to each dissenting Shareholder a written offer (the "Offer to Purchase") to pay to the dissenting Shareholder, an amount considered by the directors of the Corporation to be the fair value of the subject common shares., together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting Shareholder’s common shares, a dissenting Shareholder may make an agreement with the Corporation for the purchase of his common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting Shareholder within 10 days of the Corporation being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Corporation for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If the Corporation is not permitted to make a payment to a dissenting Shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the Shareholder and the Corporation as to the payment to be made for his common shares, notify each dissenting Shareholder that it is unable lawfully to pay such dissenting Shareholders for their Shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Corporation is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting Shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Corporation is deemed to consent to the withdrawal and the Shareholder is reinstated to his full rights as a Shareholder, failing which he retains his status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its Shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation’s Registered and Records Office, Macdonald & Company, 200 - 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2 or by the Chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his common shares. Section 193 of the YBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters’ rights. Accordingly, each Shareholder who might desire to exercise the dissenters’ rights should carefully consider and comply with the provisions of the section and consult such shareholders’ legal advisor.

See Schedule "B" attached to this Information Circular for the full text of section 193 of the YBCA.

SHAREHOLDERS RIGHTS PLAN

Adoption of Shareholders Rights Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve, with or without variation, a resolution (the "Rights Plan Resolution") approving, ratifying and confirming the shareholder protection rights plan agreement entered into by the Corporation and Computershare Investor Services Inc., as rights agent, dated as of January 29, 2008 (the "Rights Plan").

The Board of Directors of the Corporation has determined that the Rights Plan is in the best interests of the Corporation and recommends that Shareholders vote in favour of the Rights Plan.

In adopting the Rights Plan, the Board of Directors considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, represent in the aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada presents the following concerns for shareholders:

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board of Directors is of the view that this is not sufficient time to properly consider a take-over bid and allow the Board of Directors to maximize value for all shareholders.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a partial take-over bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. The Rights Plan provides a shareholder tender approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid. This is accomplished by requiring that no common shares may be taken up under the take-over bid until more than 50% of the common shares held by independent shareholders have been tendered to the take-over bid, and that satisfaction of this condition be publicly announced and the take-over bid remain open for at least 10 business days thereafter.

Unequal Treatment

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over bid and full value for their investment.

Purpose of the Rights Plan

The purpose of the Rights Plan is to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation, and to provide every shareholder with an equal opportunity to participate in such bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The adoption of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The issuance of the Rights (as defined in the Rights Plan) will not in any way alter the financial condition of the Corporation. The issuance is not of itself dilutive, will not affect reported earnings per common share and will not change the way in which shareholders would otherwise trade common shares. By permitting holders of Rights other than an Acquiring Person (as defined in the Rights Plan) to acquire common shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the common shares of the Corporation other than by way of a Permitted Bid (as defined in the Rights Plan) or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.

A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid. To qualify as a Permitted Bid, a take-over bid must be made to all holders of common shares and must be open for 60 days after the bid is made. If at least 50% of the common shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. The bid must then remain open for a further period of 10 clear business days on the same terms.

The requirements of a Permitted Bid enable each shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50% of the independently held common shares have been tendered, a shareholder who has not already tendered to that bid will have a further 10 business days to decide whether to tender to the bid.

A large number of publicly-held corporations in Canada have adopted similar shareholder rights plans.

Summary of the Rights Plan

This summary is qualified in its entirety by reference to the text of the Rights Plan which is available on SEDAR at www.sedar.com or upon request from the Corporate Secretary of the Corporation at 12th Floor, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

Until the earlier of the Separation Time and the Expiration Time (as defined below), certificates representing Common Shares that are issued and outstanding as of January 29, 2008 (the "Record Time") shall evidence one right (a "Right") for each Common Share evidenced thereby. The Corporation will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both as defined below).

Rights Certificates and Transferability

Before the Separation Time, the Rights will trade together with the common shares and will be evidenced by the certificates representing the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $25.00 (subject to certain anti-dilution adjustments).

Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an "Acquiring Person" (defined below) or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Corporation (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of "Acquiring Person"

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Exemptions for Grandfathered Persons

A Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding voting shares as at the Record Time is exempt from the definition of Acquiring Person. However, this exception will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person: (i) ceases to own 20% or more of the outstanding voting shares after the Record Time, or (ii) becomes the Beneficial Owner (other than in certain prescribed circumstances) of additional voting shares constituting more than 1% of the voting shares outstanding as at the Record Time.

Definition of "Beneficial Ownership"

A person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own":

(a)    any securities of which such person or any affiliate or associate of such person is the owner in law or equity;

(b)    any securities as to which such person or any of such person’s affiliates or associates has the right to acquire (A) upon the conversion, exchange or exercise of any convertible securities, or (B) pursuant to any agreement, arrangement or understanding, in each case if such right is exercisable immediately or within a period of 60 days thereafter whether or not on condition or the happening of any contingency; and

(c)    any securities that are Beneficially Owned within the meaning of Clause (i) or (ii) hereof by any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities;

provided, however, that a person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security as a result of the existence of any one or more of the following circumstances:

(a)    such security has been deposited or tendered, pursuant to a take-over bid made by such person or made by any affiliate or associate of such person or made by any other person acting jointly or in concert with such person, unless such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(b)    by reason of the holder of such security having agreed to deposit or tender such security to a take-over bid made by such person or any of such person’s affiliates or associates or any other person referred to in Clause (c) of this definition pursuant to a Permitted LockUp Agreement, but only until such time as the deposited or tendered security has been taken up or paid for, whichever shall first occur;

(c)    such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

i.   holds those common shares in the ordinary course of its business for the account of others;

ii.  holds not more than 30% of the common shares (in the case of a pension fund administrator); and

iii. is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(d)    such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of "Separation Time"

Separation Time occurs on the tenth business day after the earlier of:

(a)    the first date of public announcement that a Flip-In Event has occurred;

(b)    the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)    the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of "Expiration Time"

Expiration Time occurs on the date being the earlier of:

(a)    the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)    the close of business on the date immediately after the Corporation’s annual meeting of shareholders to be held in 2008.

Definition of a "Flip-In Event"

A Flip-In Event occurs when a person becomes an Acquiring Person.

Upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by (i) an Acquiring Person, or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of such Acquiring Person, or any affiliate or associate of such person so acting jointly or in concert, or (ii) a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any affiliate or associate of an Acquiring Person) or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person (or of any affiliate or associate of such Person so acting jointly or in concert) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, shall become null and void as a result of which the Acquiring Person’s investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of "Permitted Bid"

A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that also complies with the following conditions:

(a)    the take-over bid shall be made to all registered holders of common shares (other than the common shares held by the Offeror);

(b)    the take-over bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no common shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than sixty (60) days following the date of the take-over bid and that no common shares shall be taken up or paid for pursuant to the take-over bid unless, at such date, more than fifty percent (50%) of the then outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited to the take-over bid and not withdrawn;

(c)    the take-over bid shall contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, common shares may be deposited pursuant to such take-over bid at any time during the period of time described in Clause (b) of this definition and that any common shares deposited pursuant to the take-over bid may be withdrawn at any time until taken up and paid for; and

(d)    the take-over bid shall contain an irrevocable and unqualified provision that should the condition referred to in Clause (b) of this definition be met: (A) the Offeror will make a public announcement of that fact on the date the take-over bid would otherwise expire; and (B) the take-over bid will be extended for a period of not less than ten (10) business days from the date it would otherwise expire.

Definition of "Competing Bid"

A Competing Bid is a take-over bid that:

(a)    is made while another Permitted Bid is in existence; and

(b)    satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made.

Definition of "Permitted Lock-Up Agreement"

A Permitted Lock-Up Agreement is an agreement between a person and one or more holders (each a "Locked-up Person") of common shares or convertible securities (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the agreement was entered into after the date of the Lock-up Bid, as soon as possible after it is entered into and in any event not later than the date following the date of such agreement), pursuant to which such Locked-up Persons agree to deposit or tender common shares or convertible securities to a take-over bid (the "Lock-up Bid") made by the person or any of such person’s affiliates or associates or any other person referred to in Clause (iii) of the definition of Beneficial Owner and where the agreement:

(a)     (i) permits the Locked-up Person to withdraw common shares or convertible securities in order to tender or deposit common shares or convertible securities to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offering price for each common share or convertible security that exceeds, or provides a value for each common share or convertible security that is greater than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; or

         (ii) permits the Locked-up Person to withdraw common shares or convertible securities in order to tender or deposit the common shares or convertible securities to another takeover bid (or terminate the agreement in order to support another transaction) that represents an offering price for each common share or convertible security that exceeds, or provides a value for each common share or convertible security that is greater than, the offering price or value represented by or proposed to be represented by, the Lock-up Bid by as much or more than a specified amount (the "Specified Amount") and the Specified Amount is not greater than 7% of the offering price or value that is represented by the Lock-up Bid; and

(b)    provides for no "break-up" fees, "top-up" fees, penalties, payments, expenses or other amounts that exceed in the aggregate the greater of:

(i)     the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person; and

(ii)    50% of the amount by which the price or value payable under another take-over bid or another transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lockup Bid, to be payable, directly or indirectly, by such Locked-up Person pursuant to the agreement if any Locked-up Person fails to tender common shares or convertible securities pursuant thereto or withdraws common shares or convertible securities previously tendered thereto in order to tender such common shares or convertible securities to another take-over bid or support another transaction.

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a takeover bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the "Flip-In" provisions of the Rights Plan will require prior approval of the shareholders of the Corporation.

The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

If the Rights Plan is not confirmed: (i) by a majority of the votes cast by holders of voting shares; and (ii) by a majority of the votes cast by holders of voting shares without giving to any votes cast by (a) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding voting shares of the Corporation; and (b) the associates, affiliates and insiders of any such shareholder, in each case, who vote in respect of the confirmation of the Rights Plan, in person or by proxy at the Meeting, or any adjournment or postponement thereof, then the Rights Plan and any then outstanding Rights shall be of no further force and effect from the close of business on the date immediately following the Meeting, or any adjournment or postponement thereof. Furthermore, unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation’s annual meeting of shareholders to be held in 2008.

Amending Power

The Corporation may, prior to the Meeting, supplement or amend the Rights Plan without the approval of any holder of Rights or voting shares. Thereafter, except to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Corporation.

Approval of Rights Plan Resolution

To be effective, the Rights Plan Resolution must be approved at the Meeting, or any adjournment or postponement thereof: (i) by a majority of the votes cast in person or by proxy; and (ii) by a majority of the votes cast in person or by proxy without giving effect to any votes cast by (a) any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control or direction over more than 20% of the outstanding voting shares of the Corporation; and (b) the associates, affiliates and insiders of any such shareholder. If the Rights Plan Resolution is not passed, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

The Board of Directors recommend that Shareholders vote FOR the Rights Plan Resolution. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution. The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

The text of the Rights Plan Resolution is as follows:

"BE IT RESOLVED THAT:

1.      The shareholder protection rights plan agreement between the Corporation and Computershare Investor Services Inc. (the "Rights Plan"), a summary of which is set forth in the accompanying management information circular, is hereby approved, ratified and confirmed.

2.      Any one officer or director of the Corporation be and is hereby authorized and directed for and on behalf and in the name of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing."

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Board of Directors has constituted the Compensation Committee (the " Compensation Committee"), which has the overall responsibility for administering compensation policies approved by the Board. The Committee determines the compensation for directors and senior management of the Corporation. At August 31, 2006, the Committee was comprised of three members, Messrs. Hopley, Montgomery and Shorr. Mr. Hopley was replaced as Chair and a member of the Committee in July 2007 by Mr. Poulus. All members of the Committee during the 13 month period ended September 30, 2007 are and were "independent" within the meaning of section 1.4 of Multilateral Instrument 52-110. Other than Mr. Hopley, who is Chair of the Board, no member of the Committee (i) had any interest in any material transactions involving the Corporation; (ii) was indebted to the Corporation during the 13 month period ended September 30, 2007, (iii) was an officer or employee of the Corporation during the 13 month period ended September 30, 2007; (iv) was formerly an officer of the Corporation. The responsibilities of the Committee are set out in this circular under the heading "Statement of Corporate Governance". The Committee meets at least annually to receive information on and determine matters regarding executive compensation.

Report on Executive Compensation

General Compensation Policies

The Corporation’s executive compensation philosophy is based on the following principles: (i) compensation must be competitive with other companies of a similar size and scope to attract and retain highly skilled executives; (ii) compensation must encourage and motivate performance; (iii) compensation must encourage executives to focus on maximizing short and long term shareholder value through stock-related programs; and (iv) compensation must reflect job scope and responsibilities. The Corporation’s executive compensation package consists of competitive base salaries, participation in the Corporation’s stock option plan and other benefits and may also consist of bonuses and other perquisites which are awarded on an occasional basis.

Periodically outside advisors are engaged to review the adequacy of directors’ and officers’ compensation. Hay Group Limited was retained by the Corporation in September, 2007 to conduct a compensation review for the directors and officers of the Corporation and to provide recommendations for compensation changes based on the benchmarking analysis completed.

Base Salary and Bonuses

The base salary for each executive officer’s position are primarily determined having regard for the executive’s responsibilities, individual performance, overall corporate performance and the assessment of such individual as presented by management to the Board and the Compensation Committee. The base salary is intended to provide the executive officer with a compensation level competitive with base salaries within the industry. Executive officers benefit from improved performance of the Corporation almost entirely through their participation in the Corporation’s stock option plan and from time to time through the receipt of bonuses. Bonuses are paid periodically at the discretion of the Board based on performance.

Stock Option Plan

The Board may from time to time grant stock options to directors, executive officers, employees and key consultants under the Corporation’s stock option plan. Grants are intended to encourage commitment to the Corporation’s growth and the enhancement of shareholder value and to reward optionees for the Corporation’s performance through appreciation in share value. The grant of stock options, as a key component of the executive compensation package, enables the Corporation to attract and retain qualified executives. The size of stock option awards to individuals is determined by the Board considering individual performance, level of responsibility, authority and overall importance to the current welfare of the Corporation, and the degree to which each executive’s long-term potential and contribution will be key to the longer-term success of the Corporation. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive.

The number of Shares which may be subject to option in favour of any one individual is limited under the terms of the stock option plan and cannot be increased without shareholder and stock exchange approval. The principal terms of the Corporation’s Stock Option Plan are described under the heading "Approval of Stock Option Plan" above.

Compensation of the Chief Executive Officer

In 2007, annual compensation for the Chief Executive Officer accounted for 100% percent of the total compensation paid to him, as no bonuses were awarded and no stock options were granted to executive officers in 2007.

Mr. Walchuck's compensation was reviewed as part of the compensation review undertaken by HayGroup Limited in September 2007. The review included a comparator group of 21 companies engaged primarily in exploration for precious metals and uranium and selected based on development stage (with few having operating revenue), size of market capitalization and location of headquarters in Canada. The Compensation Committee determined his compensation after taking into account, among other things, advice received from HayGroup Limited respecting compensation of executives with similar positions to Mr. Walchuck's position at comparable companies.

Conclusion

The Committee believes that the total compensation provided to the Corporation’s executive officers is competitive with the compensation provided by employers of comparable size, scope and location and that participation in the Corporation’s stock option plan reinforces management's focus on shareholder value.

Submitted by the Compensation Committee of the
Board of Directors
Hein Poulus, Chair
David Montgomery
Ronald Shorr

Performance Graph

The following information and chart compares the Corporation’s five year share price performance had Cdn$100 been invested in the Corporation on August 31, 2002 with the performance of the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index over the five most recently completed financial periods.

	8/31/2002(2)	8/31/2003(2)	8/31/2004(2)	8/31/2005(2)	8/31/2006(2)	9/30/2007(1) (2)

TVC	$100	$97	$127	$127	$683	$933

S&P/TSXV	$100	$114	$127	$161	$183	$213

S&P/TSX	$100	$129	$149	$188	$267	$282

(1) The Corporation’s year-end changed from August 31 to September 30 in 2007.
(2) All amounts expressed are in Canadian dollars.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

1) the Corporation's chief executive officer ("CEO");

2) the Corporation’s chief financial officer ("CFO");

3) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

4) any additional individuals for whom disclosure would have been provided under (3) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation's three most recently completed fiscal years.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Shares or
				Other	Under	Units
				Annual	Options/	Subject to		All Other
				Compen-	SARS	Resale	LTIP	Compen-
NEO Name and Principal		Salary	Bonus	sation	Granted	Restrictions	Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
	2007 *	18,962	--	--	--	--	--	--
James Walchuck (1)	2007	224,652	--	--	--	--	--	--
President & CEO	2006	209,000	200,000	--	1,350,000	--	--	$28,305(5)
	2005	169,200	--	--	250,000	--	--	--
	2007 *	14,445	--	--	--	--	--	--
Hans Retterath (2)	2007	169,170	--	--	200,000	--	--	--
CFO	2006	13,150	--	--	250,000	--	--	--
	2007 *	15,094	--	--	--	--	--	--
Joe Ringwald (3)	2007	176,813	--	--	--	--	--	--
VP Technical Services	2006	57,500	--	--	500,000	--	--	--

Michael Mracek (4)	2007 *	16,667	--	--	--	--	--	--
COO	2007	116,667	--	--	700,000	--	--	--

* The Corporation’s year end was changed from August 31 to September 30 in 2007. These amounts are for the 1 month ending September 30, 2007.
(1) Mr. Walchuck was appointed President of the Corporation on May 2, 2005 and CEO of the Corporation on September 21, 2005.
(2) Mr. Retterath was appointed CFO of the Corporation on July 31, 2006.
(3) Mr. Ringwald was appointed VP Technical Services of the Corporation on May 1, 2006.
(4) Mr. Mracek was appointed COO of the Corporation on February 1, 2007.
(5) All Other Compensation refers to reimbursement of medical expenses for Mr. Walchuck.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A long term incentive plan ("LTIP") is any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation’s shares, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Corporation has no LTIP in place and therefore there were no awards made under any LTIP to any Named Executive Officers during the Corporation’s most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the thirteen-month period ended September 30, 2007, the following incentive stock options were granted to Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Option/SAR Grants During the Most Recently Completed Financial Year
	Securities,			Market Value of
	Under	Percent of Total		Securities
	Options/	Options/ SARs	Exercise	Underlying
	SARs	Granted to	or	Options/ SARs on
NEO	Granted	Employees in	Base Price	the Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security) (1)	Expiration Date
Hans Retterath	200,000	8.91%	$ 3.10	$ 3.10	January 19/12
CFO
Michael Mracek
COO	700,000	31.18%	$ 3.44	$ 3.44	February 16/12

(1)	Calculated as the closing price of the Corporation’s shares on the TSX Venture Exchange on the date of grant.

(2)	Total options granted for the 13-month period ended September 30, 2007 to all employees and non employees was 2,245,000

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the 13-month period ended September 30, 2007 as well as the fiscal year end value of stock options held by the Named Executive Officers. The Corporation did not issue any SARs during that period.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Value of Unexercised in-
			Unexercised	the Money
	Securities	Aggregate	Options/SARs at FY End	Options/SARs at FY End
	Acquired on	Value	(#)	($)
NEO	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable (1)
James Walchuck
President & CEO	Nil	N/A	1,333,334 / 166,666	$2,236,001/$224,999
Hans Retterath	Nil	N/A	236,667 / 213,333	$216,667 / $108,333
CFO
Joe Ringwald	Nil	N/A	333,334 / 166,666	$450,001 / $224,999
VP Technical Services
Michael Mracek	Nil	N/A	233,334 / 466,666	Nil
COO

(1) In-the-Money Options are those where the market value of underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s shares as at September 30, 2007 (being the last business day of the year) was $2.80

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the date of this Information Circular, the Corporation has employment agreements with each of the Named Executive Officers (the “Employment Contracts”) for indefinite terms. Each of the Employment Contracts for Messrs. Walchuck, Mracek and Ringwald contain non competition covenants in favour of the Corporation which are in effect for a period of one year following the date of termination of employment. Each of the Named Executive Officer’s Employment Contracts, contain non disclosure and confidentiality provisions that apply indefinitely. Under the terms of the Employment Contracts, if the employment of such executive is terminated without just cause, the executive would be entitled to a lump sum payment equal to one year of base salary and continuation of group benefits for six months, in addition to accrued remuneration and vacation pay earned up to the date of termination. In these circumstances, the executive would be also entitled to exercise any vested stock options for a 90-day period following the date of termination. If Tournigan experiences a ‘‘Change of Control’’ (as defined in the Employment Contracts) that results in termination without cause or a change of responsibilities within one year, the executive would be entitled to a lump sum payment equal to two years in the case of Messrs. Walchuck, Retterath and Mracek, and 18 months in the case of Mr. Ringwald, of base salary and continuation of group benefits for six months, in addition to accrued remuneration and vacation pay earned up to the date of termination. In the event of Change of Control, all unvested stock options would immediately become fully vested and the executives would be entitled to exercise any unexercised stock options for a period of 90 days following the date of Change of Control. Refer also to the tables and disclosure above for more information regarding executive compensation.

Except as described above, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Corporation, including periodic payments or instalments, in the event of the resignation, retirement or any other termination of the Named Executive Officer’s employment, a change of control of the Corporation or a change in the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

The Corporation pays each independent director $2,500 per month for his services as director. A corporation that is controlled by one director accrued aggregate directors’ fees of $30,000 (for the 12 month period ended August 31, 2007). For the 12 month period ended August 31, 2007, the Corporation accrued or paid an aggregate of $180,000 in directors’ fees. In the 1 month period ended September 30, 2007, the Corporation accrued or paid an aggregate of $15,000 in directors’ fees. No fees are payable to directors who are also employees of the Corporation.

Pursuant to an agreement with Damien Reynolds, commencing September 21, 2005, the Corporation paid Mr. Reynolds fees of $5,000 per month for his services as Executive Chairman. Payment of this monthly fee of $5,000 concluded upon his resignation on October 17, 2006 with a total accrual or payment amounting to $7,903 for the 13-month period ended September 30, 2007.

From time to time, incentive stock options are granted to directors in accordance with the policies of the TSX Venture Exchange and the Corporation’s Stock Option Plan. The following table sets forth particulars of incentive stock options that were granted by the Corporation during the 13-month period ended September 30, 2007 to directors who are not Named Executive Officers.

Option/SAR Grants During the Most Recently Completed Financial Year
Securities,
	Under		Exercise	Market Value of
	Options/	Percent of Total		Securities
	SARs	Options/ SARs	or	Underlying
	Granted	Granted to		Options/ SARs on
Name of Director or		Employees in	Base Price	the Date of Grant
Officer	(#)	Financial Year	($/Security)	($/Security) (1)	Expiration Date
Rex McLennan	400,000	17.82%	$ 2.97	$ 2.97	March 29/12

(1)     Calculated as the closing price of the Corporation's shares on the TSX Venture Exchange on the day prior to grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Corporation as at September 30, 2007. The equity compensation plan of the Corporation consists of the Stock Option Plan which was approved by the shareholders of the Corporation on February 2, 2007.

	Number of securities	Weighted-average exercise	Number of securities available
Plan Category	to be issued on	price of outstanding	for future issuance
	exercise	securities
Equity compensation plans	6,671,666	$1.94	5,554,119
approved by shareholders:
Equity compensation plans
not approved by	N/A	N/A	N/A
shareholders
Total	6,671,666	$1.94	5,554,119

If all 6,671,666 currently outstanding options of the Corporation were exercised, the shares which would be issued upon such exercise would total approximately 5.4% of the Corporation’s currently issued and outstanding shares on a non-diluted basis. If all 12,225,785 options available for grant under the Stock Option Plan were granted and were exercised (including the 6,671,666 options currently outstanding), the Shares which would be issued upon such exercise would constitute 10% of the Corporation’s currently issued and outstanding Shares on a non-diluted basis.

Directors and Officers Liability Insurance

The Corporation maintains an insurance program that includes directors and officers insurance. The insurance provides coverage of $10 million for the policy period from March, 24, 2007 to March 24, 2008, in respect of potential claims against its directors and officers and in respect of losses for which the Corporation may be required or permitted by law to indemnify such directors and officers. The Corporation’s Articles also provide for indemnification of its directors and officers against expenses incurred in a proceeding in respect of the execution of their office and that are not the result of their wilful neglect or default. The Corporation was not aware at the time of purchase of coverage and is at the date hereof unaware of any actual or potential suit or claim that would result in a claim on the insurers.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No individual who is, or at any time during the 13 month period year ended September 30, 2007 was, a director or proposed nominee for election as a director of the Corporation, an executive officer or senior officer and no associate or affiliate of any such person, is indebted to the Corporation or to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, except for routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, since September 1, 2006, no Informed Person of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation’s solicitors are Stikeman Elliott LLP. A director, Mr. Hein Poulus, is a partner in the firm. Stikeman Elliott LLP’s fees are billed based on time spent by other Stikeman Elliott LLP personnel on providing services to the Corporation. These fees were $351,292 in 2007 compared with $188,582 in 2006.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

STATEMENT OF CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101

Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”). NI 58-101 requires companies to disclose the corporate governance practices that they have adopted and NI 58-201 provides guidance on corporate governance practices. In addition, the Corporation is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The Corporation’s approach to corporate governance is set out below:

1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.

The independent directors are: Peter Bojtos, Michael Hopley, Rex McLennan, David Montgomery, Hein Poulus and Ronald Shorr.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Mr. Walchuck is the President and Chief Executive Officer (the “CEO”) of the Corporation and is not independent.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the directors are independent.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors and proposed nominees for directors hold directorship or trustee positions with other reporting issuers:

Name	Directorships
Peter Bojtos

Apogee Minerals Ltd.
Apolo Gold & Energy Inc.
Fischer Watt Gold Company Inc.
Kalimantan Gold Corporation Limited
Sage Gold Inc. (formerly Sahelian Goldfields Inc.)
U.S. Gold Corporation
Vaaldiam Resources Ltd.
Vault Minerals Inc.
Yukon Nevada Gold Corp.

Michael Hopley	Crescent Resources Corp. Sunridge Gold Corp.
Rex McLennan	Endeavour Silver Corp. Zincore Metals Inc.
David Montgomery	Mecom Group plc West 175 Inc. Northern Ireland Energy Holdings Roto Smeets De Boer
Hein Poulus	Longview Capital Partners Inc. Finavera Renewables Inc. Oriental Minerals Inc.
Ronald Shorr	Klondex Mines Ltd. Longview Capital Partners Inc. Maudore Minerals Ltd.
James Walchuck	Appleton Exploration Inc. Buffalo Gold Ltd. Merit Mining Corp. (formerly Jantri Resources Inc.)

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In-camera sessions of the independent directors without members of management present are held periodically at meetings of the Board of Directors.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent direct.

Mr. Hopley is the Chair of the Board and is an independent director. The Chair of the Board is responsible for the management, the development and the effective performance of the Board of Directors and provides leadership to the Board for all aspects of its work. The Chair acts in an advisory capacity to the CEO concerning the interests and management of the Company and, in co-ordination with the CEO, may play a role in the Company’s external relationships.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

Name	Board	Audit	Governance &	Compensation
	(6 meetings)	Committee	Nominating	Committee
		(9 meetings)	Committee	(1 meeting)
(2 meetings)
Peter Bojtos	4 of 6	8 of 9	--	--
Michael Hopley	6 of 6	--	1 of 2	1 of 1
Rex McLennan(1) (2)	4 of 6	3 of 9
David Montgomery	4 of 6	--	--	1 of 1
Hein Poulus(3) (4)	3 of 6	6 of 9	2 of 2
Ronald Shorr	5 of 6	8 of 9	2 of 2	1of 1
James Walchuck	6 of 6	--	1 of 2	--

(1)	Mr. McLennan was appointed to the Board on March 22, 2007
(2)	Mr. McLennan was appointed to the position of Audit Committee Chair on April 25, 2007.
(3)	Mr. Poulus resigned as Audit Committee Chair on April 25, 2007
(4)	Mr. Poulus was appointed Compensation Committee Chair on July 25, 2007

2.	Board Mandate

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The text of the Board’s written mandate is attached as Schedule “C” to this Information Circular.

3.	Position Descriptions

(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees. The Chair of the Board is responsible for the management, the development and the effective performance of the Board of Directors and provides leadership to the Board for all aspects of its work. The Committee Chairs are responsible to lead and oversee the applicable Committee to ensure it fulfills its mandate as set out in its terms of reference.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has approved a written position description for the CEO which states that the CEO is to lead the Corporation in meeting its short-term operational and long-term strategic goals. While the Board is responsible to oversee the management of the business of the Company, the Chief Executive Officer is responsible for the executive leadership and operational management of the Company.

4.	Orientation and Continuing Education

	(a)	Briefly describe what measures the Board takes to orient new directors regarding:

		(i)	the role of the Board, its committees and its directors; and

All new directors receive the terms of reference and timetables for the Board and the Committees, position descriptions for the Chair, Committee Chairs and individual directors and other relevant corporate and business information. New directors also meet with the President and the Chair of the Board to understand how the Board and its committees operate and fulfill their obligations.

		(ii)	the nature and operation of the issuer's business.

New directors receive historical public information about the Corporation and conduct extensive meetings with each member of the senior management team to understand the Corporation’s strategic objectives, operational structure, financial and compliance matters.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

The senior management team makes regular presentations to the Board on matters with significant impact on the Corporation’s business and on relevant legal developments as they arise. Outside advisors also make presentations on matters relating to the Corporation’s business and other relevant issues as the need arises. In addition, when matters of relevance to the Corporation’s operations arise between Board meetings, the President and/or the Chair distributes the relevant information to the directors.

5.	Ethical Business Conduct

	(a)	Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

The Board has adopted a written code of business conduct and ethics applicable to directors, officers and employees of the Corporation.

		(i)	disclose how an interested party may obtain a copy of the written code;

The Corporation’s Code of Business Conduct and Ethics (the “Code”) is available on its website at www.tournigan.com and at www.sedar.com.

		(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board ensures compliance with its code; and

The Governance and Nominating Committee has the responsibility to review the Code on an annual basis. In addition, it has been disseminated to every employee and every director, officer and employee is required to certify that he/she has read the Code and understands it. In addition, the Corporation has made available a contact number for the Chair of the Audit Committee that employees can use to report violations of the Code. Any reports to the Chair of the Audit Committee would be communicated to the Audit Committee.

(iii)

provide a cross-reference to any material change report(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed within the preceding 12 months that pertain to any conduct of any director or executive officer that constitutes a departure from the Code.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any actual or potential conflicts of interest. In addition, directors that have an interest in a matter coming before the Board declare that interest and abstain from voting on the matter. Directors are also able to request in-camera sessions to discuss such matters without the presence of the interested director or executive officer and, if necessary, the Board is able to convene a special committee composed of disinterested directors to consider the applicable issue. The Board is also able to engage outside advisors at the Corporation’s expense to assist directors in discharging their responsibility to exercise independent judgment.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has approved the Code (which includes requirements relating to insider trading), a Whistleblower Policy and a Disclosure Policy. These policies have been disseminated throughout the organization and employees have certified their receipt and understanding of the Code, the Whistleblower Policy and the Disclosure Policy. Management applies the highest standard of ethical behaviour and sets the tone from the top for a culture of ethical business conduct.

6.	Nomination of Directors

	(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board, either on its own or through the Governance and Nominating Committee, considers the skills and attributes that would be required of a new director. Current directors and senior management are requested to advise both the Chairs of the Board and of the Governance and Nominating Committee of potential candidates. Once candidates are identified, the Chair of the Board, alone or with other directors, interviews the individuals and advises the Chair of the Governance and Nominating Committee of the results of the interviews. The Governance and Nominating Committee considers the report of the Chair of the Board together with the resumes of the candidates and the requirements of the Board and makes a recommendation on a candidate to the Board for its approval.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors. Describe what steps the Board takes to encourage an objective nomination process.

The Governance and Nominating Committee of the Board has the duties and responsibilities of a nominating committee and is composed entirely of independent directors.

	(c)	The Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance and Nominating Committee, working with the Chair of the Board, has primary responsibility for the search for and recommendation of candidates for election to the Board and seeks to select well-qualified candidates with a diversity of background, experience and geographic location to maintain a well-balanced and highly competent group of directors with the ability to act together effectively. In particular, The responsibilities of the Governance and Nominating Committee include identifying individuals qualified to become new Board members and recommending to the Board nominees to the Board; implementing orientation and education programs for new members of the Board and implementing procedures for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Corporation’s directors.

7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for your company's directors and officers.

The Compensation Committee has been appointed by the Board to oversee compensation matters for senior executives and directors. Its purpose is to ensure that compensation appropriately reflects the responsibilities and risks involved in being an effective director and/or a member of senior management. The Compensation Committee reviews recommendations made by the CEO for executive compensation and reports to the Board accordingly.

Directors are compensated through annual retainer fees as well as reimbursement for expenses. The Compensation Committee periodically reviews the adequacy and form of compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director of the Corporation and reports and makes recommendations to the Board accordingly.

To make recommendations on compensation for executive officers and directors, the Committee takes into account the types of compensation and amounts paid to executive officers and directors of comparable publicly traded companies.

Periodically outside advisors are engaged to review the adequacy of directors’ and officers’ compensation. The Hay Group Limited was retained by the Corporation in September, 2007 to conduct a compensation review for the directors and officers of the Corporation and to provide recommendations for compensation changes based on the benchmarking analysis completed.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee of the Board has the duties and responsibilities of a compensation committee and is composed entirely of independent directors.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The overall purpose of the Compensation Committee is to advise and make recommendations to the Board of Directors of the Company on the Corporation’s strategy, policies and programs relating to the compensation and development of senior management and directors with a view to recruiting and retaining individuals of the highest calibre. In particular, the Committee’s compensation duties are to:

  to review the adequacy and form of compensation for senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;

  to review and recommend to the Board for approval policies relating to compensation of the Corporation’s senior management and directors;

  to review and approve the corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives and recommend to the Board the CEO’s compensation based on this evaluation and in the context of the Corporation’s strategic objectives;

  review the performance of the members of senior management and approve the amount and composition of compensation to be paid to the members of senior management; to review and approve executive management succession and development plans;

  to review and make recommendations to the Board with respect to benefits, stock option and other incentive plans for senior management;

  to review the adequacy and form of compensation for the directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of such compensation;

  to review and assess the design and competitiveness of the Corporation’s employment agreements, including the severance and change of control provisions;

  to review and approve the Compensation Disclosure and Analysis and other executive compensation disclosure in the Corporation’s Management Information Circular; and

  to report regularly to the Board on the Committee’s activities and findings.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Periodically outside advisors are engaged to review the adequacy of compensation for directors, officers and staff. HayGroup Limited was retained by the Corporation in September, 2007 to conduct a compensation review for the directors and officers of the Corporation and to provide recommendations for compensation changes based on the benchmarking analysis completed.

8.	Other Board Committees

	(a)	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has no committees other than the Audit Committee, the Compensation Committee and the Governance and Nominating Committee.

In addition to its nominating duties, the Governance and Nominating Committee is responsible to provide a focus on corporate governance that will enhance corporate performance and to ensure on behalf of the Board and shareholders of the Corporation that the Corporation’s corporate governance system is effective in the discharge of its obligations to the Corporation’s stakeholders. In particular, that Committee’s function is to:

  develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a corporate governance system with emphasis on superior corporate governance practices;

  report annually to the Corporation’s shareholders on the Corporation’s approach to corporate governance;

  advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committee;

  to review, on a regular basis but not less than annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

    the number and content of meetings;

    the annual schedule of issues to be presented to the Board at its meetings or those of its committees;

    material which is to be provided to the Directors generally and with respect to meetings of the Board or its committees;

    resources available to Directors;

    the communication process between the Board and management;

    Director orientation and education.

  to recommend to the Board a process which enables a committee or an individual Director to engage separate independent counsel and advisors at the expense of the Corporation in appropriate circumstances and, upon the approval by the Board of such a process, to be responsible for the management and administration thereof;

  to approve procedures for and the establishment of position descriptions for the Chair, the Committee Chairs, individual Directors and the CEO for the purpose of assessing their performance;

  to establish and administer a process for assessing the effectiveness of the Board as a whole, the committees of the Board, the Chair of the Board, the Committee Chairs and individual Directors;

  to receive a report from management on any issues arising out of the Corporation’s governance policies, including the Code of Business Conduct and Ethics and the Disclosure Policy, and to review annually the Corporation’s processes to ensure employees understand their obligations under those policies and to consider any required or recommended changes or waivers to those policies;

  to review and assess the Corporation’s corporate governance practises against “best practises”;

  to review annually the D&O insurance policy and general indemnification provisions applicable to the directors; and

  to review the contents and appropriateness of the Board Manual.

9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that it, its committees, and individual directors are performing effectively.

The Board is collectively responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors as it relates to the Board’s mandate and the Corporation’s goals. The Board is in the process of developing a protocol for regular assessments of the performance of the Board, its Committees and the Chairs of the Board and the committees.

The Board is also responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce or enlarge the number of directors to a number which facilitates more effective decision-making.

AUDIT COMMITTEE DISCLOSURE Charter of the Audit Committee

The Audit Committee has a charter that sets out its mandate and responsibilities. A copy of the charter is attached to this Information Circular as Schedule “D”.

Composition of the Audit Committee

The Audit Committee is chaired by Rex McLennan, with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent and are financially literate, having the ability to read and understand financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. “Independent” and “financially literate” have the meaning used in MI 52-110.

Relevant Education and Experience

Each of the members of the Audit Committee is independent and financially literate. The relevant education and experience of such members is as follows:

Rex J. McLennan (Chairman) Mr. McLennan was appointed Chief Financial Officer of Saskatchewan Wheat Pool Inc. (trading as Viterra) effective February 4, 2008. Mr. McLennan served as Executive Vice-President and Chief Financial Officer of the Vancouver 2010 Olympic Organization from 2005 to July 2007. In this position, in his prior nine-year role as Executive Vice-President and Chief Financial Officer of Vancouver-based multinational gold producer Placer Dome Inc., and for much of his earlier career in the Canadian resource industry, Mr. McLennan has been involved in matters requiring extensive financial literacy, including analysis, evaluation, preparation and supervision of the preparation of financial statements.

Mr. McLennan was Executive Vice-President and Chief Financial Officer of Placer Dome from 1997 until 2005, Vice-President and Treasurer from 1994 to 1997 and Assistant Treasurer from 1991 to 1994. From 1980 to 1991 Mr. McLennan worked for Imperial Oil Ltd., including as Senior Advisor in the Treasurer’s Department in Toronto from 1987 to 1991. These positions involved the supervision of preparation of financial statements for disclosure purposes, as well as analysis and evaluation of financial statements for acquisitions and divestitures, capital markets transactions, financing activities, budgeting and other purposes.

Mr. McLennan holds a Master of Business Administration degree, Dean’s Honours, from McGill University (1979), where he completed courses in finance, business law, taxation and the analysis of financial statements. He also holds a Bachelor of Science degree in Mathematics and Economics from University of British Columbia (1974).

In addition to his role as independent director and audit committee chairman of Tournigan he is an independent director and audit committee chairman of two other Vancouver-based publicly-traded mineral companies: Endeavour Silver Corp. and Zincore Metals Inc.

Peter Bojtos has served as an independent director of a number of mining companies and has significant audit committee experience. He has been involved in a variety of matters requiring financial literacy, including analysis, evaluation and supervision of the preparation of financial statements over a career spanning more than 30 years in the mining industry.

Since 2006 Mr. Bojtos has been Chairman, President and Chief Executive Officer Apolo Gold and Energy Inc. of Vancouver. In addition, since 2005 Mr. Bojtos has been Chairman, President and Chief Executive Officer and Acting Chief Financial Officer of Fischer-Watt Gold Co., Lakewood, Colorado. In addition to his current executive positions, Mr. Bojtos has served as an independent director and officer of a number of mineral exploration companies since 1995. From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources Limited, a company which was developing gold mines in Central America. From 1992 to 1993, Mr. Bojtos was the President and Chief Executive Officer of Consolidated Nevada Goldfields Corporation, which operated precious metal mines in the United States. From 1980 to 1992, he was employed by Kerr Addison Mines Limited, a Noranda group company in various management positions, the last being Vice-President, Corporate Development.

Mr. Bojtos graduated from University of Leicester, England. He is currently an independent director and audit committee member of seven companies other than Tournigan. Mr. Bojtos is also an independent member of the board of Yukon-Nevada Gold Corp. of Vancouver.

Ronald Shorr, a Certified Financial Analyst, has been President, Chief Executive Officer and a Director of Maudore Minerals Ltd. of Montreal since 2004 and has been a mining consultant since the 1990s. Prior to that, he was a senior mining analyst with the following New York City-based investment dealers: Natwest Bank from 1992 to 1993, Bear Stearns & Co. from 1979-1990, E.F. Hutton 1975 to 1979 and Morgan Stanley Dean Witter from 1971 to 1975. In these roles his activities relevant to financial literacy included financial research, financial restructurings, investment banking, mergers, acquisitions and financings, including public offerings of securities, and analysis, evaluation, and supervision of the preparation of financial statements.

Mr. Shorr earned his CFA in 1969, his Master of Business Administration from Harvard Business School and his Bachelor of Arts degree from the University of Michigan. In addition, he completed post-graduate work at Columbia University’s Henry Krumb School of Mines.

In addition to his role as an independent director and audit committee member of Tournigan, Mr. Shorr is an independent director and audit committee chairman of Vancouver-based Longview Capital Partners Inc. and is an independent director of Vancouver-based Klondex Mines Ltd.

Reliance on Certain Exemptions

Since September 1, 2006, the Corporation has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditor in the fiscal year in which the non-audit services were provided. Sections 3.2, 3.3(2), 3.4, 3.5, 3.6 and 3.8 provide exemptions relating to the independence and financial literacy requirements for the composition of the Audit Committee in certain circumstances. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Audit Committee Oversight

At no time since September 1, 2006 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Charter of the Audit Committee provides that the Audit Committee is required to pre-approve the retention of the independent auditor for any non-audit service and the fee for such service. The Committee may satisfy the pre-approval requirement if:

(a)

the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its independent auditors during the fiscal year in which the services are provided;

(b)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2(h) provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

Except as noted, all dollar amounts herein are in Canadian dollars. Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott LLP and KPMG LLP to the Corporation were:

	For the 13 month period ended	Fiscal Year Ended August 31, 2006
	September 30, 2007[1]
Audit Fees[2]	$286,767	$101,302
Audit Related Fees[3]	$50,958	$20,900
Tax Fees[4]	$53,338	$23,866
All other Fees[5]	NIL	$51,000[6]

[1]	During calendar 2007, the Corporation changed its fiscal year end from August 31 to September 30.

[2]

“Audit Fees” represent the fees for the audit of the Corporation’s consolidated financial statements for the 13 month period ended September 30, 2007 and the audited consolidated financial statements for the years ended August 31, 2006, 2005 and 2004.

[3]	“Audit Related Fees” represent the fees for the review of the Corporation’s interim consolidated financial statements and services normally provided by the accountant in connection with the Corporation’s interim statutory and regulatory filings.

[4]	“Tax Fees” represent the fees for tax services consisting of tax compliance and tax planning and advice.

[5]	“All Other Fees” represent the fees for products and services not disclosed in (2), (3) or (4) above.

[6]	“All Other Fees” for the fiscal year ended August 31, 2006 represent the fees for preparation of the Corporation’s prospectus and Form 20-F.
RESTRICTED SECURITIES

There are no actions to be taken by the Corporation that would involve a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities, or creating new restricted securities.

OTHER BUSINESS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Included with this information circular are the audited annual financial statements for the 13 month period ended September 30, 2007 and the year ended August 31, 2006 and the Corporation’s Management Discussion and Analysis (“MD&A”) relating to such financial statements. If Shareholders wish additional copies of the Corporation’s financial statements or MD&A, they may request them from the Corporate Secretary at the Corporation’s head office.

Additional information relating to the Corporation can be found at www.sedar.com or at the Corporation’s website at www.tournigan.com.

BOARD APPROVAL

The contents of this Information Circular have been approved, and its mailing has been authorized by the Directors of the Corporation.

Dated at Vancouver, British Columbia, this 4th day of February, 2008.

ON BEHALF OF THE BOARD,

“James Walchuck”

President & CEO, and Director

SCHEDULE “A” - CHANGE OF AUDITOR REPORTING PACKAGE

TOURNIGAN GOLD CORPORATION

Notice of Change of Auditor

May 8, 2007

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Yukon Securities Commission

Dear Sirs:

Re: Notice of Change of Auditor (the "Notice")

This Notice is made pursuant to Section 4.11 *Change of Auditor* of National Instrument 51-102 *Continuous Disclosure Obligations*.

At the request of Tournigan Gold Corporation (the "Company"), Manning Elliott LLP has resigned its position as the auditor for the Company effective as of the date hereof. There have been no reportable disagreements between the Company and Manning Elliott LLP.

There have been no adverse or qualified opinions or denials of opinion or similar reservations contained in the Auditor's report on any financial information or financial statement of the Company in the two most recent completed fiscal years preceding the date of this notice.

The Company has appointed KPMG LLP as the new auditor of the Company.

The termination of Manning Elliott LLP as the Company's auditor and the appointment of KPMG LLP as the new auditor of the Company were approved by the Company's Board of Directors.

We confirm that the Company's Board of Directors has reviewed this Notice.

Dated at Vancouver, British Columbia, this 8th day of May, 2007.

Yours truly,

TOURNIGAN GOLD CORPORATION

Per: ______________________
Hans Retterath
Chief Financial Officer

211335 v1

MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

May 8, 2007

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Yukon Registrar of Securities

Dear Sirs:

Re: Tournigan Gold Corporation (the "Company")

We have read the Change of Auditor Notice dated May 8, 2007 from the Company (the "Notice"), delivered to us pursuant to National Instrument 51-102-Continuous Disclosure Obligations.

In this regard, we confirm that we are in agreement with the information contained in that Notice based on our knowledge of the information that we have on the Company at this time.

Yours truly,

MANNING ELLIOTT LLP

Manning Elliott LLP

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone 604-691-3000
Fax 604-691-3031
Internet www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Yukon Securities Commission

Dear Sirs

Re: Notice of Change of Auditors of Tournigan Gold Corporation

We have read the Notice of Change of Auditors (the "Notice") dated May 8, 2007 and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP

Chartered Accountants

Vancouver, Canada
May 10, 2007

KPMG LLP a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

SCHEDULE "B" SECTION 193 OF THE BUSINESS CORPORATIONS ACT (YUKON)

Shareholder’s right to dissent

193

(1)

Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)

amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)

amalgamate with another corporation, otherwise than under section 186 or 189;

(d)

be continued under the laws of another jurisdiction under section 191; or

(e)

sell, lease or exchange all or substantially all its property under section 192.

(2)

A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6)

An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation; or

(b)

by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8)

Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms; and

(b)

contain or be accompanied by a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11)

A dissenting shareholder

(a)

is not required to give security for costs in respect of an application under subsection (6); and

(b)

except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Supreme Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)

the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)

the service of documents; and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Supreme Court shall make an order

(a)

setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)

setting the time within which the corporation must pay that amount to a shareholder.

(14)

On

(a)

the action approved by the resolution from which the shareholder dissents becoming effective;

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise; or

(c)

the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs, (a) the shareholder may withdraw the dissent; or (b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17)

The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13); or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)

the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S., c.15, s.193.

SCHEDULE "C"

TOURNIGAN GOLD CORPORATION
(the "Company")

BOARD OF DIRECTORS
TERMS OF REFERENCE

A.	PURPOSE

The Board of Directors (the "Board") has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders may have in the Company. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the enterprise.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the Yukon Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Board has determined that the Company requires a minimum of three (3) and not more than fifteen (15) Directors to effectively manage the Company’s affairs. The directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate and securities laws, rules and regulations, including those of applicable stock exchanges on which the Company’s shares are listed (“Applicable Laws”).

The majority of the directors and the Chair shall be independent as determined by Applicable Laws. The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent directors shall meet, without members of management, at each regularly scheduled meeting.

The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A. The calendar of activities will be reviewed annually.

C.	DUTIES AND RESPONSIBILITIES

The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

	1.	Legal Requirements

		(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

		(b)	The Board has the statutory responsibility to:

			(i)	manage the business and affairs of the Company;

			(ii)	act honestly and in good faith with a view to the best interests of the Company;

			(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)

act in accordance with its obligations contained in the Yukon Business Corporations Act and the regulations thereto, the Company's constating documents, the Securities Act of each province and territory of Canada in which the Company is a reporting issuer or equivalent, and other relevant legislation and regulations;

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

	(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

	(ii)	the filling of a vacancy among the Directors or in the office of auditor;

	(iii)	the issuance of securities, except in the manner and on the terms authorized by the directors;

	(iv)	the declaration of dividends;

	(v)	the purchase, redemption or any other form of acquisition of shares issued by the Company, except in the manner and on the terms authorized by the directors;

(vi)

the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

	(vii)	the approval of management proxy circulars;

	(viii)	the approval of financial statements of the Company; and

	(ix)	the adoption, amendment or repeal of the constating documents of the Company.

2.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3.	Strategy Determination

The Board has the responsibility to:

(a)

at least annually, participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e)	approve material divestitures and acquisitions;

(f)	monitor the Company's progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(i)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.	Financial and Corporate Issues

The Board has the responsibility:

(a)

to take reasonable steps to ensure the integrity and effectiveness of the Company's internal control and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal control and management information systems;

(b)	to review operating and financial performance relative to budgets and objectives;

(c)

to approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations contained in the annual report, the annual information form and the management proxy circular;

(d)	subject to confirmation by the shareholders of the Company at each annual meeting, to appoint the external auditors for the Company and approve the auditor’s fees for audit services;

(e)	to approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company; and

(f)	to review and administer the stock option plan and approve any grant of options under the Company’s stock option plan.

5.	Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long term viability of the Company.

6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)

to appoint the Chief Executive Officer (the "CEO"), to monitor and assess CEO performance against corporate goals and objectives, to determine CEO compensation, considering the recommendations of the Compensation Committee, and to provide advice and counsel in the execution of the CEO's duties;

(b)	to approve the appointment and remuneration of all senior officers, acting upon the advice of the CEO;

(c)

to the extent possible, to satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company;

(d)	to approve certain decisions relating to senior management, including the:

	(i)	appointment and discharge of senior officers;

	(ii)	compensation and benefits for senior officers;

(iii) acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

(d)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers; and

(e)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers.

7.	Policies, Procedures and Compliance

The Board has the responsibility:

(a)	to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(d)	to ensure the Company has in place appropriate programs and policies for the health and safety of its employees in the workplace;

(e)	to develop the Company’s approach to corporate governance; and

(f)	to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

8.	Reporting and Communication

The Board has the responsibility:

(a)

to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)

to ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with all applicable securities laws, rules and regulations;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and all applicable securities laws, rules and regulations;

(d)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

(e)

to approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the management information circular, the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

(f)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

9.	Outside Consultants or Advisors

At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms.

Revised: July, 2007

SCHEDULE "D"

TOURNIGAN GOLD CORPORATION
(the "Company")

AUDIT COMMITTEE
TERMS OF REFERENCE

PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that: (i) the Company’s management has designed and implemented an effective system of internal financial controls, (ii) to review and report on the integrity of the consolidated financial statements of the Company, (iii) to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts, and (iv) to monitor and oversee the independent auditors’ qualifications, independence and activities.

The responsibilities of a member of the Committee are in addition to such member’s duties as a director. Nothing in these Terms of Reference, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

The Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting principles as these are the responsibility of management.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Board of Directors of the Company (the “Board”), at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members and the Chair of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.

The Committee shall consist of at least three members of the Board all of whom shall be independent as determined in accordance with applicable securities laws, rules, regulations and guidelines (“Securities Laws”). In particular, each member of the Committee must be independent of management and free from any interest, business or other relationship which could, or could reasonably be perceived to, materially interfere with the member’s ability to act in the best interests of the Company.

3.

All Committee members shall be financially literate. For this purpose, financial literacy shall mean the ability of a member to read and understand a set of financial statements that present a breadth and level of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member should have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

4.	If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

5.	The Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

6.

The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair of the Committee and may also meet at any other time or times on the call of the Chair of the Committee, the Chief Executive Officer, the Chief Financial Officer, the independent auditors or any two of the other members.

7.	The Committee will also meet at least quarterly with the independent auditors without management present to discuss any matters that the Committee believes should be discussed in an in-camera session.

8.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

9.

Any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such Directors, and may participate in such meeting to the extent permitted by the Chair of the Committee.

10.

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.

The Chief Financial Officer shall develop and set the Committee's agenda, in consultation with the Chair and other members of management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review and, to the extent possible, at least 5 days in advance of each meeting.

12.

At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The independent auditors shall receive notice of and have the right to attend all meetings of the Committee. The Chief Executive Officer shall be invited to attend all meetings, except executive sessions and private sessions with the independent auditors.

13.

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

14.

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors or any search firm to be used to identify director candidates, including sole authority to approve the fees and other retention terms for such persons. The Committee shall also have the power to conduct or authorize investigations into any matter within the scope of its authority.

15.

The independent auditors shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The independent auditors shall report to the Committee and are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

16.	The Committee, through its Chair, may contact directly the independent auditors, and any employee of the Company as it deems necessary.

17.

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

ROLES AND RESPONSIBILITIES

1.	Overall Duties and Responsibilities

The overall duties and responsibilities of the Committee shall be as follows:

	a)	to assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting principles, reporting practices and internal controls;

b)

to assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements and notes together with the Management’s Discussion and Analysis;

	c)	to establish and maintain a direct line of communication with the Company’s independent auditors and assess their performance;

	d)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

	e)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	Independent Auditors

The independent auditors report to the Committee and the duties and responsibilities of the Committee as they relate to the independent auditors shall be as follows:

	a)	to recommend to the Board a firm of independent auditors to be engaged by the Company;

b)

to review, at least annually, with the independent auditors their independence from management, including a review of all other significant relationships the auditors may have with the Company and to satisfy itself of the auditors’ independence, the experience and the qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor.

	c)	to review and approve the fee, scope, staffing and timing of the audit and other related services rendered by the independent auditors;

	d)	to ensure the rotation of the lead audit partner as required by applicable Securities Laws;

	e)	to be responsible for overseeing the work of the independent auditors and reviewing the audit plan prior to the commencement of the audit;

	f)	to review the engagement reports of the independent auditors on unaudited financial statements of the Company and to review with the independent auditors, upon completion of their audit:

		i)	contents of their report;

		ii)	scope and quality of the audit work performed;

		iii)	adequacy of the Company’s financial and auditing personnel;

		iv)	co-operation received from the Company’s personnel during the audit;

		v)	internal resources used;

		vi)	significant transactions outside of the normal business of the Company;

		vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

ix)	the non-audit services provided by the independent auditors;

x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

xi)	management’s response to significant written reports and recommendations from the independent auditors and the extent to which such recommendations have been implemented by management;

and report to the Board in respect of the foregoing;

g)

to implement structures and procedures to ensure that the Committee meets the independent auditors on a regular basis in the absence of management in order to review the integrity of the Company’s financial reporting, adequacy of internal controls over financial reporting and disclosure controls and procedures, any difficulties encountered by the independent auditors in carrying out the audit and to resolve disagreements between the independent auditors and management; and

h)	to pre-approve the retention of the independent auditor for any non-audit service and the fee for such service.

The Committee may satisfy the pre-approval requirement in subsection 2(g) if:

i)

the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its independent auditors during the fiscal year in which the services are provided;

ii)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii)

the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2(h) provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

3.	Internal Control Procedures

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

a)

review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting, code of conduct and risk management;

	b)	review compliance under the Company’s Code of Business Conduct & Ethics;

	c)	review any issues between management and the independent auditors that could affect the financial reporting or internal controls of the Company;

	d)	periodically review the Company’s accounting and auditing policies, practises and procedures and the extent to which recommendations made by the independent auditors have been implemented;

	e)	review the quarterly CEO and CFO certifications and any sub-certifications from senior management in respect of disclosure controls and procedures and internal controls over financial reporting;

f)

review the internal control report prepared by management, including management’s assessment of the effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures and any related report by the independent auditors; and

	g)	receive the certification from the Chief Financial Officer on compliance with statutory liabilities.

4.	Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

	a)	review and approve for recommendation to the Board:

i)

the annual report to shareholders, including the annual audited financial statements, with the report of the independent auditors, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting principles and estimates;

ii)

the interim report to shareholders, including the unaudited financial statements, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting principles and estimates;

		iii)	earnings press releases;

		iv)	the annual information form;

		v)	prospectuses; and

		vi)	other public reports and public filings requiring approval by the Board;

and report to the Board with respect thereto;

b)

ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure described in subsection 4(a) above, and periodically assess those procedures;

c)

review with management, the independent auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material affect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

d)

review with management and the independent auditors any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company and its subsidiaries which could have a material current or future effect on the financial condition of the Company;

e)

review with management and with the independent auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

f)	review with management and with the independent auditors (i) all critical accounting policies and practises to be used by the Company in preparing its financial statements,

(ii)

all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor, and

(iii) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

g)	review general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company;

h)	review the appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

i)	review the Whistleblower Policy and ensure that the Company has sufficient processes in place for:

ii)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

iii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

and review any issues and complaints arising thereunder
j)	review and approve the issuer’s hiring policies regarding employees and former employees of the present and former independent auditors of the Company;

k)	review and approve related party transactions or any material amendment thereto prior to the transaction being entered into.

5.	Terms of Reference and Calendar of Activities

The Committee will review these terms of reference and its calendar of activities on an annual basis and recommend such changes as may be considered necessary for approval by the Board of Directors.

Revised: July, 2007